                                                                    EXHIBIT 20.1


                                 NEWS RELEASE
Atmos Energy Corporation                           [LOGO OF ATMOS APPEARS HERE]
P.O. Box 650205
Dallas, Texas 75265-0205
(214) 934-9227
       DATE: July 22, 1996  ATMOS MEDIA CONTACT:  Margaret Watson
                                                  214/450-4050
FOR RELEASE: IMMEDIATELY  ATMOS INVESTOR/ANALYST
                                     CONTACT:     Jack Eversull
                                                  214/788-3729
                        UNITED CITIES CONTACT:    Linda Kelley
                                                  615/373-0104, Ext. 224

              ATMOS ENERGY CORPORATION, UNITED CITIES GAS COMPANY
                    ANNOUNCE DEFINITIVE AGREEMENT TO MERGE

Dallas, Texas -- Atmos Energy Corporation (NYSE: ATO) and United Cities Gas Company (NASDAQ: UCIT) jointly announced today that the companies have reached a definitive agreement for the acquisition by merger of United Cities by Atmos. Atmos will be the surviving entity following the merger.

Under the terms of the definitive agreement, one share of Atmos stock will be exchanged for each share of United Cities stock. No adjustment to the exchange ratio will be made to reflect changes in Atmos' stock price. Atmos has agreed to increase the indicated annual dividend to not less than $1.02 per share at the first board meeting following the closing of the transaction. The current annual Atmos dividend is $.96 per share. The transaction is expected to be tax-free to United Cities shareholders and accounted for as a pooling of interests. On June 30, 1996, there were 15,982,304 shares of Atmos common stock outstanding and 13,102,913 common shares of United Cities outstanding. Atmos' stock closed at $25.875 per share, and United Cities' stock closed at $17.00 per share on Friday, July 19.

The Board of Directors of the combined company will consist of all 11 current members of the Atmos board and four current members from the 10-member United Cities board. Charles K. Vaughan will remain chairman of the board of Atmos and will be the chief executive officer of Atmos. Gene C. Koonce, currently United Cities chairman of the board, president and chief executive officer, will become vice chairman of the Atmos board. Robert F. Stephens will remain president and chief operating officer of Atmos, and James F. Purser will remain executive vice president and chief financial officer. James B. Ford, currently senior vice president and treasurer of United Cities, will become senior vice president of finance for Atmos. Thomas R. Blose, currently senior vice president - operations and engineering of United Cities, will become president of United Cities Gas Company, a division of Atmos Energy Corporation, and vice president of Atmos.

The transaction is subject to approval by the shareholders of both companies. Approval by appropriate regulatory bodies also will be required.

United Cities, based in Brentwood, Tenn., is primarily a distributor of natural gas, serving approximately 310,000 natural gas customers in Tennessee, Illinois, Missouri, Kansas, Iowa, Georgia, South Carolina, and Virginia, and has gas storage facilities in Kentucky and Kansas. United Cities also serves about 25,000 propane customers in Tennessee, North Carolina and Virginia.

The combined entity would serve approximately 1 million customers in 13 states, making it one of the largest natural gas utilities in the U.S. based on number of customers.

"We welcome United Cities to the Atmos family of companies. This is a good fit
- -- both companies have strong track records of internal growth and growth through acquisitions, as well as similar management philosophies," said Charles
K. Vaughan, Atmos chairman of the board.

more....

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"This transaction is consistent with Atmos' continuing long-term corporate development strategy of increasing the value of the company through external growth," said Robert F. Stephens, president and chief operating officer of Atmos. "We believe the transaction will be additive to earnings per share after the initial one-time cost and assimilation are completed. We believe this merger will further position the company to be successful in the increasingly competitive environment for utilities because of our larger size and geographic diversity. United Cities' unregulated businesses also complement Atmos' unregulated businesses."

"We are pleased to be joining the Atmos family of companies, and feel the combination of Atmos and United Cities will result in a very strong company that will continue to be successful in the future," said Gene C. Koonce, United Cities chairman of the board, president and chief executive officer.

Atmos acquired Trans Louisiana Gas Company in 1986, Western Kentucky Gas Company in 1987, Greeley Gas Company in 1993, as well as several smaller gas systems in Louisiana. The company has continued to aggressively search for additional natural gas distribution properties. Since 1985, United Cities has added approximately 180,000 new customers in its natural gas distribution system through acquisitions and internal growth.

Atmos Energy Corporation, based in Dallas, Texas, currently provides natural gas service to approximately 673,000 customers in Texas, Colorado, Kansas, Missouri, Louisiana and Kentucky through its operating companies -- Energas Company, Greeley Gas Company, Trans Louisiana Gas Company and Western Kentucky Gas Company.

                  ATMOS AND UNITED CITIES COMBINED STATISTICS
                  From public documents as of March 31, 1996

                                  (Unaudited)

                             Atmos     United Cities     Combined
                            -------    -------------     --------
OPERATIONAL
- -----------
No. of customers              673,000         335,000*      1,008,000
No. of employees                1,650           1,300           2,950
No. of states served                6              10              13

FINANCIAL
12 mos. ending 3/31/96
- ----------------------
(000's except per share)
Utility operating revenues   $482,250        $309,701         $791,951
Net plant in service         $387,379        $341,454         $728,833

COMMON STOCK
12 mos. ending 3/31/96
- ----------------------
Earnings                     $ 26,068        $ 13,982         $ 40,050
Earnings per share           $   1.67        $   1.14
Cash flow                    $ 56,353        $ 36,067         $ 92,420
Cash flow per share          $   3.60        $   2.93
Av. shares outstanding         15,638          12,306           27,944

                                                                           % Total
                                                                           Capital.
                                                                           -------
Shareholders equity          $181,505        $161,283         $342,788        54%
Long term debt               $125,303        $162,998         $288,301        46%
Total capitalization         $306,808        $324,281         $631,089       100%

* includes propane customers

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